Exhibit 3.1
Articles of Amendment of the
Articles of Incorporation of
MISCOR Group, Ltd.

The undersigned officer of MISCOR Group, Ltd., an Indiana corporation (the “Corporation”), pursuant to the provisions of the Indiana Business Corporation Law, as amended, (the “Act”), desiring to give notice of corporate action effectuating amendment of certain provisions of its Amended and Restated Articles of Incorporation (the “Amendment”), hereby certifies the following facts:

ARTICLE I
AMENDMENT

Section 1.  The date of incorporation of the Corporation is April 12, 2004.

Section 2.  The name of the Corporation following this amendment shall be MISCOR Group, Ltd.

Section 3.  The exact text of Article III of the Amended and Restated Articles of Incorporation of the Corporation is now as follows:

“Article III
Amount of Capital Stock

Section 3.01  Authorized Shares.  The total number of shares of capital stock which the Corporation has authority to issue is Twelve Million Eight Hundred Thousand (12,800,000), consisting of 12,000,000 shares of common stock without par value (“Common Stock”) and 800,000 shares of preferred stock without par value (“Preferred Stock”).

Section 3.02  Reverse Stock Split.  Without regard to any other provision of these Articles of Incorporation, each Twenty Five (25) shares of the Common Stock of the Corporation (“Old Common Stock”), whether issued and outstanding, held by the Corporation as treasury stock, or authorized but unissued immediately prior to the time these articles of amendment become effective (the “Reverse Split Effective Time”), shall be automatically changed and combined, as of the Reverse Split Effective Time, into One (1) fully paid and non-assessable share of the Corporation’s Common Stock; provided that, to the extent such reverse stock split results in any record holder of Common Stock owning a fractional share thereof, the Corporation hereby redeems such fractional share, and the Corporation shall pay the record holder thereof an amount of cash in lieu of issuing such fractional share.  The price to be paid for each fractional share shall be equal to the product of (i) the mean of the average of the closing bid and ask prices of the Corporation’s Common Stock as quoted on the Over-the-Counter Bulletin Board for the five (5) business days immediately prior to the Reverse Split Effective Time, multiplied by (ii) 25, multiplied by (iii) the fractional share.”

ARTICLE II
DATE OF EACH AMENDMENT’S ADOPTION

The date of the Amendment’s adoption is November 30, 2007.

ARTICLE III
MANNER OF ADOPTION AND VOTE

This Amendment was adopted by the Corporation’s Board of Directors pursuant to a unanimous written consent to resolutions executed on November 30, 2007.  Pursuant to Indiana Code § 23-1-38-2approval of the Corporation’s shareholders was not required.

ARTICLE IV
COMPLIANCE WITH LEGAL REQUIREMENTS

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the By-Laws of the Corporation.

The Amendment shall become effective on Monday, January 14, 2008.

[Signature Page Follows]

IN WITNESS WHEREOF,the undersigned officer hereby executes these Articles of Amendment of the Articles of Incorporation and hereby verifies, subject to the penalties of perjury, that the statements contained herein are true this 11th day ofJanuary, 2008.

MISCOR Group. Ltd.

By:	/s/ Richard J. Mullin
Name:	Richard J. Mullin
Title:	Vice President, Treasurer and Chief Financial Officer